EXHIBIT 99.1

TRANSCANADA CORPORATION – FOURTH QUARTER 2008

Media Inquiries:	Cecily Dobson	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522

NewsRelease
TransCanada Reports 8 Per Cent Increase in Comparable Earnings Per Share for 2008
Common Share Dividend Increased by 6 Per Cent

CALGARY, Alberta – February 3, 2009 - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced comparable earnings for the year ended December 31, 2008 of $1.3 billion or $2.25 per share, an increase of approximately eight per cent on a per share basis compared to 2007.  TransCanada’s Board of Directors also declared a quarterly dividend of $0.38 per common share, an increase of six per cent.

“TransCanada’s financial performance in 2008 demonstrates our ability to generate significant earnings and cash flow even in these uncertain economic times,” said Hal Kvisle, TransCanada president and chief executive officer. “This has enabled our Board of Directors to increase the dividend on common shares for the ninth consecutive year.  The new quarterly dividend of $0.38 per common share equates to $1.52 per common share on an annualized basis, an increase of six per cent.

“TransCanada made significant progress on a number of major projects in 2008, including the Keystone oil pipeline system, the North Central Corridor expansion, the Bruce Power refurbishment, and three large-scale, gas-fired power plants.  These major projects are all under construction today.  In 2009, we expect to invest approximately $6 billion in these and other capital projects.  The strong cash flow generated by our operating assets, along with recently completed debt and common equity issues, mean we are well-positioned to fund our sizable capital program.  Looking forward, we expect to generate strong, long-term financial returns for our shareholders as a result of our growing portfolio of high-quality energy infrastructure assets, our proven project development and execution capabilities, and our strong financial position.”

Fourth Quarter and Year-End 2008 Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

~~•~~	Comparable earnings for the year ended December 31, 2008 of $1.3 billion ($2.25 per share)
•	Net income for the year ended December 31, 2008 of $1.4 billion ($2.53 per share)
•	Funds generated from operations for the year ended December 31, 2008 of $3.0 billion
~~•~~	Comparable earnings for fourth quarter 2008 of $271 million ($0.46 per share)
•	Net income for fourth quarter 2008 of $277 million ($0.47 per share)
•	Funds generated from operations for fourth quarter 2008 of $712 million
•
Invested $6.4 billion in 2008 in a number of growth opportunities including the Keystone Pipeline system, Ravenswood generating station, Bruce Power, Portlands Energy Centre and Halton Hills generating station.

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TransCanada reported net income for fourth quarter 2008 of $277 million ($0.47 per share) compared to $377 million ($0.70 per share) for fourth quarter 2007.  Net income in fourth quarter 2007 included $56 million of favourable income tax adjustments and a $14 million gain on the sale of land.  Fourth quarter 2008 and 2007 included $6 million and $10 million, respectively, of fair value gains in the natural gas storage business.

Comparable earnings were $271 million ($0.46 per share) for fourth quarter 2008 compared to $297 million ($0.55 per share) in fourth quarter 2007. The $26 million ($0.09 per share) decrease was primarily due to higher Corporate costs, which included unrealized losses of $39 million after-tax ($0.07 per share) from the change in the fair value of derivatives used to manage TransCanada’s exposure to rising interest rates that do not qualify as hedges for accounting purposes together with the impact of financing incremental debt to fund the Company’s growth. Partially offsetting these higher corporate costs were higher earnings in the Energy and Pipelines businesses.

Net income was $1.4 billion ($2.53 per share) for the year ended December 31, 2008 compared to net income of $1.2 billion ($2.31 per share) for 2007.  Net income in 2008 included $152 million of gains from bankruptcy settlements with Calpine, $10 million of GTN lawsuit settlement proceeds, a $27 million write-down of the Broadwater liquefied natural gas (LNG) project costs and $26 million of favourable income tax adjustments.  Net income in 2007 included favourable income tax adjustments of $102 million, $14 million gain on the sale of land and $7 million of net unrealized gains from natural gas storage fair value changes.

Comparable earnings for the year ended December 31, 2008 were $1.3 billion ($2.25 per share), compared to $1.1 billion ($2.08 per share) for 2007. The $179 million ($0.17 per share) increase was primarily due to higher earnings from the Energy and Pipelines businesses partially offset by higher Corporate expenses.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines

•
The Keystone Pipeline system has completed approximately 40 per cent of the engineering, procurement and construction activities for the initial phase of the project to Wood River, Patoka and Cushing.  In November, an application was filed with the U.S. Department of State for a Presidential Permit for the Keystone expansion to the U.S. Gulf Coast.

TransCanada agreed to increase its equity ownership in the Keystone partnership to 79.99 per cent, which will reduce ConocoPhillips’ equity ownership to 20.01 per cent. Certain parties who have agreed to make volume commitments to the Keystone expansion have an option to acquire up to a combined 15 per cent equity ownership in the Keystone partnerships.  If these options are exercised, TransCanada’s equity ownership could be reduced to 64.99 per cent.

•
In November, ANR’s Cold Springs 1 storage facility was placed in service. The project added 14 billion cubic feet (Bcf) of natural gas storage and 200 million cubic feet per day (mmcf/d) of withdrawal capacity, and increased ANR’s total storage capacity to 250 Bcf.

•
The Bison Pipeline project is a proposed 480 kilometre (km) pipeline from the Powder River Basin in Wyoming to the Northern Border system in North Dakota. The project has shipping commitments for approximately 405 mmcf/d and is expected to be in service in fourth quarter 2010. The capital cost of the project is estimated at US$500 - US$600 million.  TransCanada continues to work with shippers to finalize the size and design of this project.

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FOURTH QUARTER REPORT 2008

•
In December 2008, the Alaska Commissioner of Revenue and Natural Resources issued the Alaska Gasline Inducement Act (AGIA) license to TransCanada. TransCanada has committed under AGIA to advance the Alaska Pipeline project through an open season and subsequent Federal Energy Regulatory Commission (FERC) certification. TransCanada has commenced the engineering, environmental, field and commercial work, and expects to conclude an open season by mid-2010.

•
TransCanada recently concluded a binding open season for gas transmission service from the Montney Groundbirch area located in northeastern B.C. Shippers have committed to firm gas transportation contracts and volumes associated with these commitments are expected to reach 1.1 Bcf per day (Bcf/d) by 2014. The proposed pipeline will be approximately 77 km in length and is expected to commence service in fourth quarter 2010, subject to receipt of necessary regulatory approvals. The proposed project is expected to cost approximately $250 million.

•
TransCanada is finalizing details associated with a binding open season and pipeline extension project to service the Horn River shale gas area in northeastern B.C. with the Alberta System. The Horn River project is expected to commence operation in early 2011.

Energy

•
In fourth quarter 2008, Bruce Power completed a review of the end of life estimates for Units 3 and 4. Unit 3 is now expected to be in commercial service until 2011, which provides the benefit of nearly two additional years of generation before the unit commences an expected 36-month refurbishment period. After the refurbishment period, the end of life estimate for Unit 3 is expected to increase from the originally expected date of 2037 to 2038.

In addition, Unit 4 is now expected to be in commercial service until 2016, providing nearly seven years of generation before the unit commences a similar refurbishment period, after which, the end of life estimate for Unit 4 is expected to increase from the originally expected date of 2036 to 2042.

Refurbishment work continues on Units 1 and 2 and the units are expected to return to commercial service in 2010.

•
The 109 megawatt (MW) Carleton wind farm, the third of six phases of the Cartier Wind project, was placed in service in November 2008. The remaining phases are expected to be constructed through 2012, subject to receipt of necessary approvals. Once completed, the combined capacity of the six phases is expected to be 740 MW.

•
The 550 MW Portlands Energy Centre is nearing the completion of construction and is expected to be placed in service in first quarter 2009. Construction of the 683 MW Halton Hills generating station is approximately 50 per cent complete and is anticipated to be in service in the third quarter of 2010.

•
In other Energy developments, TransCanada advanced construction work on the Kibby Wind Power project, with commissioning of the first phase expected to begin in fourth quarter 2009.  In December 2008, TransCanada received a Certificate of Environmental Compatibility from the Arizona Corporation Commission, approving the construction of the 575 MW Coolidge Generating Station in Arizona. Construction is expected to commence in the summer of 2009 and the facility is expected to be in service in 2011.

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Corporate

•
The Board of Directors of TransCanada declared a quarterly dividend of $0.38 per common share, an increase of six per cent, for the quarter ending March 31, 2009, on TransCanada’s outstanding common shares.

•
In late fourth quarter 2008, the TransCanada Board of Directors approved an increase in the discount on the issuance of common shares from treasury under TransCanada’s Dividend Reinvestment and Share Repurchase Plan from two to three per cent for the common share dividend payable on January 30, 2009.

•
On November 25, 2008, TransCanada completed a public offering of 30,500,000 common shares. On December 5, 2008, an additional 4,575,000 common shares were issued upon exercise of the underwriter’s over-allotment option. Gross proceeds from the common share offering and the over-allotment option totalled approximately $1.157 billion.  The proceeds of this offering will be used to partially fund capital projects, including the Keystone Pipeline system, for general corporate purposes and to repay short-term indebtedness.

•
In addition, during the fourth quarter of 2008, a subsidiary of TransCanada closed a new US$1.0 billion committed bank facility with certain of its existing relationship banks.  The revolving, extendable, expandable facility has an initial term of 364 days with a one-year term out at the option of the borrower and will support a new commercial paper program dedicated to funding expenditures for the Keystone Pipeline system.

•
In January 2009, the Company issued US$750 million of 7.125 per cent and US$1.25 billion of 7.625 per cent Senior Unsecured Notes maturing on January 15, 2019, and January 15, 2039, respectively. Net proceeds from the issue are expected to be used to partially fund TransCanada’s capital projects, retire maturing debt obligations and for general corporate purposes. These notes were issued under the US$3.0 billion debt shelf prospectus filed in the United States in January 2009.

•
Global financial markets remain volatile, however, TransCanada’s liquidity position remains sound, underpinned by highly predictable cash flow from operations, significant cash balances on hand from recent securities issues, as well as committed revolving bank lines of US$1.0 billion, $2.0 billion and US$300 million, maturing in November 2010, December 2012 and February 2013, respectively.  To date, no draws have been made on these facilities.

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Fourth Quarter and Year End 2008 Financial Highlights

Operating Results
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2008	2007	2008	2007

Revenues	2,332	2,189	8,619	8,828

Net Income	277	377	1,440	1,223

Comparable Earnings (1)	271	297	1,279	1,100

Cash Flows
Funds generated from operations (1)	712	741	3,021	2,621
(Increase)/decrease in operating working capital	(197)	(46)	(181)	215
Net cash provided by operations	515	695	2,840	2,836

Capital Expenditures	1,235	595	3,134	1,651
Acquisitions, Net of Cash Acquired	171	1	3,229	4,223

Common Share Statistics	Three months ended December 31		Year ended December 31
(unaudited)	2008	2007	2008	2007

Net Income Per Share - Basic	$0.47	$0.70	$2.53	$2.31

Comparable Earnings Per Share - Basic (1)	$0.46	$0.55	$2.25	$2.08

Dividends Declared Per Share	$0.36	$0.34	$1.44	$1.36

Basic Common Shares Outstanding (millions)
Average for the period	597	539	570	530
End of period	616	540	616	540

(1) For a further discussion on comparable earnings, comparable earnings per share and funds generated from operations, refer to the Non-GAAP Measures section in this news release.

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Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada shareholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  Forward-looking statements in this document may include, amongst others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s natural gas pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the natural gas pipeline and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share", "funds generated from operations" and "operating income" in this news release. These measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. Non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Management uses the measure of comparable earnings/(expenses) to better evaluate trends in the Company’s underlying operations. Comparable earnings comprise net income adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and certain fair value adjustments. The table in the Consolidated Results of Operations section of this news release presents a reconciliation of comparable earnings to net income. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Fourth Quarter and Year End 2008 Financial Highlights table in this news release.

Operating income is reported in the Company’s Energy business segment and comprises revenues less operating expenses as shown on the Consolidated Income Statement. A reconciliation of operating income to net income is presented in the Energy section of this news release.

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Consolidated Results of Operations

Reconciliation of Comparable Earnings to Net Income
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars except per share amounts)	2008	2007	2008	2007
Pipelines
Comparable earnings	210	202	740	686
Specific items (net of tax):
Calpine bankruptcy settlements	-	-	152	-
GTN lawsuit settlement	-	-	10	-
Net income	210	202	902	686

Energy
Comparable earnings	147	104	641	459
Specific items (net of tax, where applicable):
	Fair value adjustments of natural gas storage inventory
and forward contracts	6	10	-	7
Writedown of Broadwater LNG project costs	-	-	(27)	-
Gain on sale of land	-	14	-	14
Income tax adjustments	-	30	-	34
Net income	153	158	614	514
Corporate
Comparable expenses	(86)	(9)	(102)	(45)
Specific item:
Income tax reassessments and adjustments	-	26	26	68
Net (expenses)/income	(86)	17	(76)	23
Net Income (1)	277	377	1,440	1,223

Net Income Per Share (2)
Basic	$0.47	$0.70	$2.53	$2.31
Diluted	$0.46	$0.70	$2.52	$2.30

(1) Comparable Earnings	271	297	1,279	1,100
Specific items (net of tax, where applicable):
Fair value adjustments of natural gas storage inventory
and forward contracts	6	10	-	7
Calpine bankruptcy settlements	-	-	152	-
GTN lawsuit settlement	-	-	10	-
Writedown of Broadwater LNG project costs	-	-	(27)	-
Gain on sale of land	-	14	-	14
Income tax reassessments and adjustments	-	56	26	102
Net Income	277	377	1,440	1,223

(2) Comparable Earnings Per Share	$0.46	$0.55	$2.25	$2.08
Specific items - per share:
Fair value adjustments of natural gas storage inventory
and forward contracts	0.01	0.02	-	0.01
Calpine bankruptcy settlements	-	-	0.27	-
GTN lawsuit settlement	-	-	0.02	-
Writedown of Broadwater LNG project costs	-	-	(0.05)	-
Gain on sale of land	-	0.03	-	0.03
Income tax reassessments and adjustments	-	0.10	0.04	0.19
Net Income Per Share	$0.47	$0.70	$2.53	$2.31

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TransCanada’s net income in fourth-quarter 2008 was $277 million or $0.47 per share compared to $377 million or $0.70 per share in fourth-quarter 2007. Net income decreased $100 million primarily due to increased net expenses from Corporate, which included net unrealized losses of $39 million after tax or $0.07 per share in fourth-quarter 2008, for changes in the fair value of derivatives, used to manage the Company’s exposure to rising interest rates, that do not qualify as hedges for accounting purposes. Corporate’s net expenses also increased in fourth-quarter 2008 compared to fourth-quarter 2007 as a result of higher financial charges from financing the Ravenswood acquisition and higher unrealized gains in 2007 for changes in the fair value of derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations. Earnings from the Pipelines business increased in fourth-quarter 2008 compared to fourth-quarter 2007 primarily due to earnings recognized from a 2008 revenue requirement settlement for the Alberta System and increased earnings for PipeLines LP, partially offset by the inclusion in earnings in fourth-quarter 2007 of a rate case settlement for GTN. Earnings from the Energy business were slightly lower in fourth-quarter 2008 compared to fourth-quarter 2007 as increases in Western Power, Eastern Power and Bruce Power were more than offset by a decrease in earnings from Natural Gas Storage and favourable income tax adjustments included in fourth-quarter 2007. Western Power earnings increased significantly in fourth-quarter 2008 compared to fourth-quarter 2007 primarily due to increased margins from the Alberta power portfolio. Energy’s earnings in fourth-quarter 2008 and 2007 included $6 million after tax ($7 million pre-tax) and $10 million after tax ($15 million pre-tax), respectively, of net unrealized gains resulting from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Energy’s earnings in fourth-quarter 2007 also included a $14 million after-tax ($16 million pre-tax) gain on the sale of land. Net income for fourth-quarter 2007 included $56 million ($30 million in Energy and $26 million in Corporate) of favourable income tax adjustments as a result of changes in Canadian federal income tax legislation. On a per share basis, the $0.23 per share decrease in earnings in fourth-quarter 2008 compared to fourth-quarter 2007 was also due to an increased number of shares outstanding following the Company’s share issuances in 2008.

Comparable earnings in fourth-quarter 2008 were $271 million or $0.46 per share compared to $297 million or $0.55 per share for the same period in 2007. Comparable earnings in fourth-quarter 2008 and 2007 excluded the $6 million and $10 million, respectively, of net unrealized gains resulting from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. Comparable earnings in fourth-quarter 2007 also excluded the $56 million of favourable income tax adjustments and the $14-million gain on the sale of land.

Net income was $1.4 billion or $2.53 per share for the year ended December 31, 2008 compared to $1.2 billion or $2.31 per share in 2007. The $217-million or $0.22 per share increase in net income for 2008 compared to 2007 was due to increased earnings in the Pipelines and Energy businesses, partially offset by an increase in net expenses in Corporate. Earnings in Pipelines were higher for 2008 compared to 2007 primarily due to $152 million after tax ($240 million pre-tax) of gains on shares received by GTN and Portland for bankruptcy settlements from certain subsidiaries of Calpine Corporation (Calpine) and proceeds from a GTN lawsuit settlement of $10 million after tax ($17 million pre-tax). Pipelines’ earnings also increased due to a full year of earnings from ANR in 2008. Earnings in Energy increased in 2008 compared to 2007 as earnings from Western Power, Eastern Power and Bruce Power increased primarily due to higher realized prices, partially offset by reduced earnings from Natural Gas Storage and a $27 million after-tax ($41 million pre-tax) writedown of costs previously capitalized for the Broadwater LNG project. Energy’s earnings for 2007 included a $7 million gain ($10 million pre-tax) from natural gas storage fair value changes. Corporate net expenses in 2008 increased from 2007 primarily due to the unrealized losses on derivatives and higher financial charges. Net income included favourable income tax adjustments of $26 million in 2008 compared to $102 million of favourable income tax adjustments ($68 million in Corporate and $34 million in Energy) recorded in 2007 relating to changes in Canadian federal and provincial corporate income tax legislation, the resolution of certain income tax matters and an internal restructuring.

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Comparable earnings for 2008 were $1.3 billion or $2.25 per share compared to $1.1 billion or $2.08 per share for the same period in 2007. Comparable earnings for 2008 excluded the $152 million of gains from the Calpine bankruptcy settlements, $10-million GTN lawsuit settlement proceeds, $27-million writedown of the Broadwater LNG project costs and $26-million favourable income tax adjustments. Comparable earnings for 2007 excluded the favourable income tax adjustments of $102 million, $14-million gain on the sale of land and $7 million of net unrealized gains from natural gas storage fair value changes.

Results from each of the segments for the three months and year ended December 31, 2008 are discussed further in the Pipelines, Energy and Corporate sections of this news release.

Funds generated from operations of $712 million and $3.0 billion for the three months and year ended December 31, 2008, respectively, decreased $29 million (or four per cent) and increased $400 million (or 15 per cent), respectively, compared to the same periods in 2007. The increase for the year ended December 31, 2008 compared to the same period in 2007 was primarily due to higher earnings.

Pipelines

The Pipelines business generated net income and comparable earnings of $210 million in fourth-quarter 2008, an increase of $8 million compared to net income and comparable earnings of $202 million in fourth-quarter 2007.

Net income and comparable earnings for the year ended December 31, 2008 were $902 million and $740 million, respectively, compared to net income and comparable earnings of $686 million in 2007. Comparable earnings for 2008 excluded the after-tax gains of $152 million received by GTN and Portland for the Calpine bankruptcy settlements, and $10 million of after-tax proceeds received by GTN from a lawsuit settlement with a software supplier.

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Pipelines Results
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2008	2007	2008	2007
Wholly Owned Pipelines
Canadian Mainline	74	72	278	273
Alberta System	48	41	145	138
ANR (1)	38	35	132	104
GTN	16	32	65	58
Foothills	5	6	24	26
	181	186	644	599
Other Pipelines
Great Lakes (2)	12	11	44	47
PipeLines LP (3)	10	4	25	18
Iroquois	5	4	18	15
Tamazunchale	7	3	16	10
Other (4)	5	13	34	46
Northern Development	(6)	(4)	(9)	(7)
General, administrative, support costs and other	(4)	(15)	(32)	(42)
	29	16	96	87
Comparable Earnings	210	202	740	686
Specific items (net of tax):
Calpine bankruptcy settlements (5)	-	-	152	-
GTN lawsuit settlement	-	-	10	-
Net Income	210	202	902	686

(1) ANR's results include earnings from the date of acquisition of February 22, 2007.
(2) Great Lakes' results reflect TransCanada's 53.6 per cent ownership in Great Lakes since February 22, 2007 and 50 per cent ownership prior to that date.
(3) PipeLines LP's results include TransCanada's effective ownership of an additional 14.9 per cent interest in Great Lakes since February 22, 2007 as a result of PipeLines LP's acquisition of a 46.4 per cent interest in Great Lakes and TransCanada's 32.1 per cent interest in PipeLines LP.

(4) Other includes results of Portland, Ventures LP, TQM, TransGas and Gas Pacifico/INNERGY.
(5) GTN and Portland received shares of Calpine with an initial after-tax value of $95 million and $38 million (TransCanada's share), respectively, from the bankruptcy settlements with Calpine. These shares were subsequently sold for an additional after-tax gain of $19 million.

Wholly Owned Pipelines

Canadian Mainline's net income for fourth-quarter and the year ended December 31, 2008 increased $2 million and $5 million, respectively, compared to the same periods in 2007 primarily due to higher performance-based incentives earned, lower operations, maintenance and administrative (OM&A) costs and a higher rate of return on common equity (ROE), as determined by the National Energy Board (NEB), of 8.71 per cent in 2008 compared to 8.46 per cent in 2007. These increases were partially offset by a lower average investment base.

The Alberta System’s net income in fourth-quarter 2008 and 2007 was $48 million and $41 million, respectively. The Alberta System’s net income for the year ended December 31, 2008 and 2007 was $145 million and $138 million, respectively. Earnings in fourth-quarter and for the year ended December 31, 2008 increased primarily due to the recognition of earnings related to the 2008 revenue requirement settlement in fourth-quarter 2008, which is discussed further in the Other Recent Developments section of this news release. Earnings in 2007 reflected an approved ROE of 8.51 per cent on a deemed common equity of 35 per cent.

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ANR’s net income in fourth-quarter 2008 was $38 million compared to $35 million in fourth-quarter 2007. Net income for 2008 was $132 million compared to $104 million for the period from February 22, 2007 to December 31, 2007. The increase in fourth-quarter 2008 was primarily due to higher revenues from new growth projects and the positive impact of a stronger U.S. dollar, partially offset by higher OM&A costs, including costs related to damage from Hurricane Ike. The annual increase in 2008 was primarily due to a full year of earnings in 2008 and increased revenues from new growth projects, partially offset by increased OM&A costs.

GTN’s comparable earnings in fourth-quarter 2008 decreased $16 million compared to the same period in 2007. The decrease was primarily due to the positive impact of a rate case settlement included in fourth-quarter 2007 earnings. These increases were partially offset by lower OM&A expenses and the positive impact of a stronger U.S. dollar in 2008. GTN’s comparable earnings increased $7 million in 2008 compared to 2007 primarily due to lower OM&A expenses.

Operating Statistics

	Canadian		Alberta				GTN
Year ended December 31	Mainline(1)		System(2)		ANR(3)(4)		System(3)		Foothills
(unaudited)	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Average investment base
($ millions)	7,012	7,292	4,368	4,224	n/a	n/a	n/a	n/a	749	818
Delivery volumes (Bcf)
Total	3,467	3,183	3,800	4,020	1,655	1,210	783	827	1,292	1,441
Average per day	9.5	8.7	10.4	11.0	4.5	3.8	2.1	2.3	3.5	3.9

(1) Canadian Mainline's physical receipts originating at the Alberta border and in Saskatchewan for the year ended December 31, 2008 were 1,898 Bcf (2007 - 2,090 Bcf); average per day was 5.2 Bcf (2007 - 5.7 Bcf).

(2) Field receipt volumes for the Alberta System for the year ended December 31, 2008 were 3,843 Bcf (2007 - 4,047 Bcf); average per day was 10.5 Bcf (2007 - 11.1 Bcf).
(3) ANR's and the GTN System's results are not impacted by current average investment base as these systems operate under a fixed rate model approved by the FERC.
(4) ANR's results include delivery volumes from the date of acquistion of February 22, 2007.

Other Pipelines

TransCanada’s proportionate share of net earnings from Other Pipelines was $29 million for the three months ended December 31, 2008 compared to $16 million for the same period in 2007. Other Pipelines’ earnings increased in fourth-quarter 2008 primarily due to lower support costs, higher PipeLines LP and Tamazunchale earnings, and a stronger U.S. dollar, partially offset by lower TransGas, Gas Pacifico/INNERGY and Portland earnings.

Other Pipelines’ comparable earnings for the year ended December 31, 2008 were $96 million compared to $87 million for the same period in 2007. The increase was primarily due to lower general, administrative and support costs and higher PipeLines LP, Tamazunchale and Iroquois earnings, partially offset by lower earnings for Gas Pacifico/INNERGY, TransGas, Portland and Great Lakes.

At December 31, 2008, Other Assets included $74 million and $42 million for capitalized costs related to the Keystone Pipeline system expansion to the U.S. Gulf Coast and the Bison Pipeline project, respectively.

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FOURTH QUARTER REPORT 2008

As at December 31, 2008, TransCanada had advanced $140 million to the Aboriginal Pipeline Group (APG) with respect to the Mackenzie Gas Pipeline Project (MGP). TransCanada and the other co-venture companies involved in the MGP continue to pursue approval of the proposed project, focusing on obtaining regulatory approval and the Canadian government’s support of an acceptable fiscal framework. Project timing continues to be uncertain. Detailed discussions with the Canadian government have taken place and have resulted in a proposal in January 2009 from the government to the MGP. The co-venture group is considering the proposal and is expected to respond to the government in the near future. In the event the co-venture group is unable to reach an agreement with the government on an acceptable fiscal framework, the parties will need to determine the appropriate next steps for the project. For TransCanada, this may result in a reassessment of the carrying amount of the APG advances.

Energy

Energy’s net income of $153 million in fourth-quarter 2008 decreased $5 million compared to $158 million in fourth-quarter 2007. Comparable earnings in fourth-quarter 2008 of $147 million increased $43 million compared to $104 million for the same period in 2007. Comparable earnings excluded net unrealized gains of $6 million after tax ($7 million pre-tax) and $10 million after tax ($15 million pre-tax) in fourth-quarter 2008 and 2007, respectively, resulting from changes in the fair value of proprietary natural gas storage inventory and natural gas forward purchase and sale contracts. In addition, comparable earnings in fourth-quarter 2007 excluded the $14-million gain on sale of land and $30 million of favourable income tax adjustments.

Energy’s net income for the year ended December 31, 2008 of $614 million increased $100 million compared to $514 million for the same period in 2007. For the year ended December 31, 2008, comparable earnings of $641 million increased $182 million compared to the same period in 2007 and excluded a $27 million after-tax ($41 million pre-tax) writedown of costs previously capitalized for the Broadwater LNG project. Comparable earnings of $459 million for the year ended December 31, 2007 excluded net unrealized gains of $7 million after tax ($10 million pre-tax) resulting from natural gas storage fair value changes, the $14-million gain on sale of land and $34 million of favourable income tax adjustments.

TRANSCANADA [14
FOURTH QUARTER REPORT 2008

Energy Results
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2008	2007	2008	2007
Western Power	106	58	426	308
Eastern Power	73	66	338	255
Bruce Power	50	43	201	167
Natural Gas Storage	40	57	135	146
General, administrative, support costs and other	(51)	(45)	(168)	(158)
Operating income	218	179	932	718
Financial charges	(7)	(6)	(23)	(22)
Interest income and other	3	18	6	26
Writedown of Broadwater LNG project costs	-	-	(41)	-
Income taxes	(61)	(33)	(260)	(208)
Net Income	153	158	614	514

Comparable Earnings	147	104	641	459
Specific items (net of tax, where applicable):
Fair value adjustments of natural gas storage
inventory and forward contracts	6	10	-	7
Writedown of Broadwater LNG project costs	-	-	(27)	-
Gain on sale of land	-	14	-	14
Income tax adjustments	-	30	-	34
Net Income	153	158	614	514

Western Power

Western Power Results
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2008	2007	2008	2007
Revenues
Power	298	245	1,140	1,045
Other (1)	22	18	130	89
	320	263	1,270	1,134
Commodity purchases resold
Power	(152)	(154)	(575)	(608)
Other (2)	(17)	(12)	(64)	(65)
	(169)	(166)	(639)	(673)
Plant operating costs and other	(39)	(35)	(180)	(135)
Depreciation	(6)	(4)	(25)	(18)
Operating Income	106	58	426	308

(1) Other revenue includes sales of natural gas, sulphur and thermal carbon black.
(2) Other commodity purchases resold includes the cost of natural gas sold.

Western Power Sales Volumes
(unaudited)	Three months ended December 31		Year ended December 31
(GWh)	2008	2007	2008	2007
Supply
Generation	589	471	2,322	2,154
Purchased
Sundance A & B and Sheerness PPAs	3,225	3,209	12,368	12,199
Other purchases	180	206	807	1,433
	3,994	3,886	15,497	15,786
Sales
Contracted	2,705	2,644	11,284	11,998
Spot	1,289	1,242	4,213	3,788
	3,994	3,886	15,497	15,786

TRANSCANADA [15
FOURTH QUARTER REPORT 2008

Western Power’s operating income of $106 million in fourth-quarter 2008 increased $48 million compared to $58 million in fourth-quarter 2007 primarily due to increased margins from the Alberta power portfolio resulting from higher overall realized power prices and market heat rates on both contracted and uncontracted volumes of power sold in Alberta. The market heat rate is determined by dividing the average price of power per megawatt hour (MWh) by the average price of natural gas per gigajoule for a given period. Western Power’s power revenues increased in fourth-quarter 2008 compared to fourth-quarter 2007 as a result of higher overall realized power prices and higher volumes generated.

Western Power manages the sale of its supply volumes on a portfolio basis. A portion of its supply is held for sale in the spot market for operational reasons and the amount of supply volumes eventually sold into the spot market is dependent upon the ability to transact in forward sales markets at acceptable contract terms. This approach to portfolio management assists in minimizing costs in situations where Western Power would otherwise have to purchase electricity in the open market to fulfill its contractual sales obligations. Approximately 32 per cent of power sales volumes were sold into the spot market in fourth-quarter 2008, consistent with fourth-quarter 2007.  To reduce its exposure to spot market prices on uncontracted volumes, as at December 31, 2008, Western Power had fixed-price power sales contracts to sell approximately 8,800 gigawatt hours (GWh) for 2009 and 5,500 GWh for 2010.

Western Power’s operating income for the year ended December 31, 2008 of $426 million increased $118 million compared to the same period in 2007, primarily due to higher overall realized power prices and a $23 million pre-tax ($16 million after tax) increase from sales of sulphur at significantly higher prices in 2008. TransCanada has been selling modest quantities of sulphur on a break-even basis since 2005. Western Power plant operating costs and other increased due to higher generation in 2008 compared to 2007.

TRANSCANADA [16
FOURTH QUARTER REPORT 2008

Eastern Power

Eastern Power Results (1)
(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2008	2007	2008	2007
Revenue
Power	402	346	1,254	1,481
Other (2)	92	53	350	239
	494	399	1,604	1,720
Commodity purchases resold
Power	(157)	(169)	(519)	(755)
Other (3)	(85)	(45)	(324)	(208)
	(242)	(214)	(843)	(963)
Plant operating costs and other	(146)	(107)	(342)	(454)
Depreciation	(33)	(12)	(81)	(48)
Operating Income	73	66	338	255

(1) Includes Carleton effective November 22, 2008, Ravenswood effective August 26, 2008 and Anse-à-Valleau effective November 10, 2007.
(2) Other revenue includes sales of natural gas.
(3) Other commodity purchases resold includes the cost of natural gas sold.

Eastern Power Sales Volumes (1)
(unaudited)	Three months ended December 31		Year ended December 31
(GWh)	2008	2007	2008	2007
Supply
Generation	1,459	2,129	5,043	8,095
Purchased	1,638	1,811	6,183	6,986
	3,097	3,940	11,226	15,081
Sales
Contracted	3,059	3,798	10,990	14,505
Spot	38	142	236	576
	3,097	3,940	11,226	15,081

(1) Includes Carleton effective November 22, 2008, Ravenswood effective August 26, 2008, Anse-à-Valleau effective November 10, 2007 and Bécancour throughout 2007.

Eastern Power’s operating income of $73 million increased $7 million compared to $66 million in fourth-quarter 2007 due to higher realized prices on sales to commercial and industrial customers in New England, the positive impact of the stronger U.S. dollar in fourth-quarter 2008 and incremental earnings from the Carleton Wind farm, which went into service in November 2008. On December 31, 2008, Ravenswood fulfilled its obligation under a tolling agreement with Hess Corporation that was in place at the time of acquisition. In 2009, TransCanada will manage the marketing of output from the Ravenswood plant in a manner consistent with its other U.S. northeast portfolio of assets.

TRANSCANADA [17
FOURTH QUARTER REPORT 2008

Eastern Power’s power revenues of $402 million in fourth-quarter 2008 increased $56 million compared to fourth-quarter 2007 due to incremental revenue from the newly-acquired Ravenswood facility and higher realized prices on sales to commercial and industrial customers in New England. Other revenues and other commodity purchases resold increased in fourth-quarter 2008 by $39 million and $40 million, respectively, due to increased purchases and sales of natural gas. Purchased power volumes of 1,638 GWh were lower in fourth-quarter 2008 as compared to the same period in 2007 as a result of decreased sales volumes to commercial and industrial customers. Plant operating costs and other of $146 million, which includes fuel gas consumed in generation, increased in fourth-quarter 2008 from the prior year due to the incremental operating costs from Ravenswood, partially offset by the suspension of generation at the Bécancour facility.

Eastern Power’s operating income of $338 million for the year ended December 31, 2008 increased $83 million compared to $255 million in 2007 due to increased water flows from the TC Hydro generation assets and increased margins on power sales to commercial and industrial customers in New England. The agreement to suspend generation at the Bécancour facility beginning January 1, 2008 resulted in decreases to power revenues, plant operating costs and other, generation volumes and contracted sales in 2008. The suspension agreement has not materially affected Eastern Power’s operating income due to capacity payments received pursuant to the agreement with Hydro-Québec. This agreement to suspend generation at the Bécancour facility extends to December 31, 2009.

In fourth-quarter 2008, one per cent of power sales volumes were sold into the spot market, compared to four per cent in fourth-quarter 2007.  Eastern Power is focused on selling the majority of its power under contract to wholesale, commercial and industrial customers, while managing a portfolio of power supplies sourced from its own generation and wholesale power purchases. To reduce its exposure to spot market prices, as at December 31, 2008, Eastern Power had entered into fixed price power sales contracts to sell approximately 13,000 GWh for 2009 and 15,000 GWh for 2010, although certain contracted volumes are dependent on customer usage levels.  Actual amounts contracted in future periods will depend on market liquidity and other factors.

TRANSCANADA [18
FOURTH QUARTER REPORT 2008

Bruce Power

Bruce Power Results	Three months ended December 31		Year ended December 31
(unaudited)	2008	2007	2008	2007
Bruce Power (100 per cent basis)
(millions of dollars)
Revenues
Power	524	493	2,064	1,920
Other (1)	20	28	96	113
	544	521	2,160	2,033
Operating expenses
Operations and maintenance(2)	(239)	(258)	(1,066)	(1,051)
Fuel	(39)	(28)	(139)	(104)
Supplemental rent(2)	(44)	(42)	(174)	(170)
Depreciation and amortization	(41)	(36)	(151)	(151)
	(363)	(364)	(1,530)	(1,476)
Operating Income	181	157	630	557

TransCanada's proportionate share - Bruce A	(6)	(5)	62	24
TransCanada's proportionate share - Bruce B	61	53	158	161
TransCanada's proportionate share	55	48	220	185
Adjustments	(5)	(5)	(19)	(18)
TransCanada's combined operating income
from Bruce Power	50	43	201	167

Bruce Power - Other Information
Plant availability
Bruce A	62%	68%	82%	78%
Bruce B	98%	93%	87%	89%
Combined Bruce Power	86%	86%	86%	86%
Planned outage days
Bruce A	46	46	91	121
Bruce B	-	13	100	93
Unplanned outage days
Bruce A	17	6	27	17
Bruce B	5	3	65	32
Sales volumes (GWh)
Bruce A - 100 per cent	2,000	2,250	10,580	10,180
TransCanada's proportionate share	977	1,096	5,159	4,959
Bruce B - 100 per cent	7,020	6,670	24,680	25,290
TransCanada's proportionate share	2,218	2,108	7,799	7,992
Combined Bruce Power - 100 per cent	9,020	8,920	35,260	35,470
TransCanada's proportionate share	3,195	3,204	12,958	12,951
Results per MWh
Bruce A power revenues	$63	$60	$62	$59
Bruce B power revenues	$57	$54	$57	$52
Combined Bruce Power revenues	$58	$56	$59	$55
Combined Bruce Power fuel	$4	$3	$4	$3
Combined Bruce Power operating expenses (3)	$38	$40	$42	$41
Percentage of output sold to spot market	19%	44%	23%	45%

(1) Other revenue includes Bruce A fuel cost recoveries of $16 million and $61 million for the three months and year ended December 31, 2008, respectively ($10 million and $35 million for the three months and year ended December 31, 2007, respectively). Other revenue also includes unrealized losses of $3 million and $6 million as a result of changes in fair value of held-for-trading derivatives for the three months and year ended December 31, 2008, respectively (gains of $11 million and $47 million for the three months and year ended December 31, 2007, respectively).

(2) Includes adjustments to eliminate the effects of inter-partnership transactions between Bruce A and Bruce B.
(3) Net of fuel cost recoveries.

TRANSCANADA [19
FOURTH QUARTER REPORT 2008

TransCanada’s combined operating income of $50 million from its investment in Bruce Power increased $7 million in fourth-quarter 2008 compared to fourth-quarter 2007 primarily due to higher revenues resulting from higher realized prices.

TransCanada’s proportionate share of operating loss in Bruce A increased $1 million to $6 million in fourth-quarter 2008 compared to fourth-quarter 2007 as a result of lower revenues due to decreased output resulting from planned outages, partially offset by higher contract prices and lower operating costs.

TransCanada’s proportionate share of operating income in Bruce B increased $8 million to $61 million in fourth-quarter 2008 compared to fourth-quarter 2007 primarily due to higher realized prices achieved during fourth-quarter 2008, as well as increased output. The increase in realized prices was due to higher contract prices on a higher proportion of volumes sold under contract in the three months ended December 31, 2008 compared to the same period in 2007.

TransCanada’s combined operating income from its investment in Bruce Power for the year ended December 31, 2008 was $201 million compared to $167 million for the same period in 2007.  The increase of $34 million was primarily due to higher realized prices as a result of higher contract prices on a higher proportion of volumes sold under contract and higher output at Bruce A. These increases were partially offset by lower output at Bruce B, unrealized gains in 2007 from changes in the fair value of power swaps and forward sales contracts, and higher operating and staff costs in 2008 compared to 2007.

TransCanada’s share of Bruce Power’s generation for fourth-quarter 2008 decreased slightly to 3,195 GWh compared to 3,204 GWh in fourth-quarter 2007. The Bruce units ran at a combined average availability of 86 per cent in fourth-quarter 2008, which is consistent with fourth-quarter 2007.

The overall plant availability percentage in 2009 is expected to be in the low 90s for the four Bruce B units and the mid 80s for the two operating Bruce A units. An approximate six week maintenance outage of Bruce B Unit 8 is scheduled to begin mid April 2009 and an approximate six week maintenance outage of Bruce B Unit 6 is scheduled to begin early October 2009. An approximate six week maintenance outage of Bruce A Unit 4 is scheduled to start in early March 2009 and an approximate one-month outage of Bruce A Unit 3 is expected to commence mid-March 2009.

Pursuant to the terms of a contract with the Ontario Power Authority (OPA), all of the output from Bruce A in fourth-quarter 2008 was sold at a fixed price of $63.00 per MWh (before recovery of fuel costs from the OPA) compared to $59.69 per MWh in fourth-quarter 2007.  In addition, sales from the Bruce B Units 5 to 8 were subject to a floor price of $47.66 per MWh in fourth-quarter 2008 and $46.82 per MWh in fourth-quarter 2007. Both the Bruce A and Bruce B reference prices are adjusted annually for inflation on April 1.  Payments received pursuant to the Bruce B floor price mechanism are subject to a recapture payment dependent on annual spot prices over the term of the contract.  Bruce B net income has not included any amounts received under this floor price mechanism to date. To further reduce its exposure to spot market prices, as at December 31, 2008, Bruce B had entered into fixed price sales contracts to sell forward approximately 12,460 GWh for 2009 and 7,100 GWh for 2010.

As at December 31, 2008, Bruce A had incurred $2.6 billion in costs for the refurbishment and restart of Units 1 and 2, and approximately $0.2 billion for the refurbishment of Units 3 and 4.

TRANSCANADA [20
FOURTH QUARTER REPORT 2008

Power Plant Availability

Weighted Average Power Plant Availability (1)
	Three months ended December 31		Year ended December 31
(unaudited)	2008	2007	2008	2007
Western Power	86%	79%	87%	90%
Eastern Power (2)(3)	59%	93%	78%	96%
Bruce Power	86%	86%	86%	86%
All plants, excluding Bruce Power	61%	89%	79%	93%
All plants	70%	89%	83%	91%

(1) Plant availability represents the percentage of time in the period that the plant is available to generate power.
(2) Eastern Power plant availability includes Carleton effective November 22, 2008, Ravenswood effective August 26, 2008, Anse-à-Valleau effective November 10, 2007 and Bécancour throughout 2007.
(3) Eastern Power plant availability decreased in the three months and year ended December 31, 2008 due to outages experienced on Units 10 and 30 at Ravenswood throughout fourth-quarter 2008.

Natural Gas Storage

Natural Gas Storage operating income of $40 million in fourth-quarter 2008 decreased $17 million compared to $57 million in fourth-quarter 2007. The decrease was due to lower realized seasonal natural gas price spreads at the Edson facilities compared to the same period in 2007. Operating income in fourth-quarter 2008 included net unrealized gains of $7 million($6 million after tax) for changes in the fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sale contracts compared to net unrealized gains of $15 million ($10 million after tax) for the same period in 2007.

Natural Gas Storage operating income of $135 million for the year ended December 31, 2008 was $11 million lower than the same period in 2007. This decrease was primarily due to lower average storage values realized by CrossAlta, partially offset by higher earnings from the sale of proprietary natural gas at Edson in 2008. Operating income for the year ended December 31, 2008 included nil for changes in the fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sale contracts compared to net unrealized gains of $10 million ($7 million after tax) for the same period in 2007.

The unrealized gains resulting from changes in the fair value of proprietary natural gas inventory in storage and natural gas forward purchase and sale contracts are excluded in determining comparable earnings. TransCanada simultaneously enters into a forward purchase of natural gas for injection into storage and an offsetting forward sale of natural gas for withdrawal at a later period, thereby locking in future positive margins and effectively eliminating exposure to price movements of natural gas. Fair value adjustments recorded each period on proprietary natural gas held in storage inventory and these forward contracts are not representative of the amounts that will be realized on settlement.

Corporate

Corporate’s net expenses for the three months ended December 31, 2008 were $86 million compared to net income of $17 million for the same period in 2007. Excluding the $26 million of favourable income tax adjustments in fourth-quarter 2007, Corporate’s comparable expenses increased $77 million. The increase in comparable expenses was primarily due to net unrealized losses of $39 million after tax from changes in the fair value of derivatives, used to manage the Company’s exposure to rising interest rates, that do not qualify as hedges for accounting purposes. The fair value of these derivatives was negatively impacted as interest rates dropped to historic lows late in fourth-quarter 2008.  In addition, higher financial charges resulting from financing the Company’s 2008 capital program, including the Ravenswood acquisition, and higher losses from changes in the fair value of derivatives used to manage the Company’s exposure to foreign exchange rate fluctuations were partially offset by increased capitalization of interest to finance a larger capital spending program.

TRANSCANADA [21
FOURTH QUARTER REPORT 2008

Corporate’s net expenses for the year ended December 31, 2008 were $76 million compared to net income of $23 million for the same period in 2007. Excluding the $26 million and $68 million of favourable income tax adjustments recorded in 2008 and 2007, respectively, Corporate’s comparable expenses were $102 million and $45 million, respectively. The $57-million increase in comparable expenses in 2008 was primarily due to the net unrealized losses for changes in the fair value of derivatives and higher financial charges, partially offset by increased capitalization of interest expense, as previously discussed.

Other Recent Developments

Pipelines

Canadian Mainline

In December 2008, the NEB approved interim tolls for Canadian Mainline transportation service effective January 1, 2009. TransCanada expects to file an application with the NEB for final 2009 tolls in first-quarter 2009.

On December 4, 2008, the NEB announced that Canadian Mainline’s ROE will be 8.57 per cent for 2009, a decrease from 8.71 per cent in 2008.

Alberta System

On December 17, 2008, the Alberta Utilities Commission (AUC) approved the Alberta System’s 2008 – 2009 Revenue Requirement Settlement Application as filed, in its entirety. The settlement fixed certain OM&A costs, ROE and income tax, subject to an ROE and an income tax adjustment mechanism. The AUC also approved the Alberta System’s 2008 interim rates on a final basis for the period January 1, 2008 to December 31, 2008.

In 2008, the AUC initiated a Generic Cost of Capital proceeding to review the generic ROE and capital structures of AUC regulated utilities. On November 20, 2008, TransCanada filed an application requesting an 11 per cent return on 40 per cent deemed common equity for the Alberta System in 2009.  The hearing is scheduled to begin in May 2009.

In June 2008, TransCanada filed an application with the NEB to establish federal jurisdiction over the Alberta System. The proceeding concluded on November 28, 2008 and a decision is expected from the NEB in first-quarter 2009. Changing from AUC to NEB jurisdiction will allow for the expansion of the Alberta System beyond Alberta provincial borders.

TQM

An NEB hearing was conducted in September and October 2008 on TQM's cost of capital application for the years 2007 and 2008, which requested approval of an 11 per cent ROE on 40 per cent deemed common equity. A decision from the NEB is expected in March 2009. TQM’s rates currently reflect the NEB ROE formula on 30 per cent deemed common equity.

TRANSCANADA [22
FOURTH QUARTER REPORT 2008

Keystone Pipeline System

TransCanada has agreed to increase its equity ownership in the Keystone partnerships to 79.99 per cent from 50 per cent. ConocoPhillips’ equity ownership will be reduced to 20.01 per cent. In accordance with this agreement, TransCanada will fund all contributions to the partnerships until the target equity ownerships are achieved. At December 31, 2008, TransCanada’s equity ownership in the Keystone partnerships was approximately 62 per cent.

TRANSCANADA [23
FOURTH QUARTER REPORT 2008

Consolidated Income

(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars except per share amounts)	2008	2007	2008	2007
Revenues	2,332	2,189	8,619	8,828

Operating Expenses
Plant operating costs and other	881	798	3,062	3,030
Commodity purchases resold	415	412	1,511	1,959
Depreciation	289	291	1,189	1,179
	1,585	1,501	5,762	6,168
	747	688	2,857	2,660
Other Expenses/(Income)
Financial charges	326	195	943	943
Financial charges of joint ventures	21	18	72	75
Interest income and other	4	(28)	(92)	(152)
Calpine bankruptcy settlements	-	-	(279)	-
Writedown of Broadwater LNG project costs	-	-	41	-
Gains on sales of assets	-	(16)	-	(16)
	351	169	685	850

Income before Income Taxes and Non-Controlling Interests	396	519	2,172	1,810
Income Taxes
Current	47	85	526	432
Future	48	28	76	58
	95	113	602	490

Non-Controlling Interests
Preferred share dividends of subsidiary	5	5	22	22
Non-controlling interest in PipeLines LP	16	21	62	65
Other	3	3	46	10
	24	29	130	97
Net Income	277	377	1,440	1,223

Net Income Per Share
Basic	$0.47	$0.70	$2.53	$2.31
Diluted	$0.46	$0.70	$2.52	$2.30

Average Shares Outstanding - Basic (millions)	597	539	570	530
Average Shares Outstanding - Diluted (millions)	599	542	572	532

TRANSCANADA [24
FOURTH QUARTER REPORT 2008

Consolidated Cash Flows

(unaudited)	Three months ended December 31		Year ended December 31
(millions of dollars)	2008	2007	2008	2007

Cash Generated From Operations
Net income	277	377	1,440	1,223
Depreciation	289	291	1,189	1,179
Future income taxes	48	28	76	58
Non-controlling interests	24	29	130	97
Employee future benefits funding (in excess of)/lower than expense	(6)	25	17	43
Writedown of Broadwater LNG project costs	-	-	41	-
Gain on sale of assets, net of current income taxes	-	(14)	-	(14)
Other	80	5	128	35
	712	741	3,021	2,621
(Increase)/decrease in operating working capital	(197)	(46)	(181)	215
Net cash provided by operations	515	695	2,840	2,836
Investing Activities
Capital expenditures	(1,235)	(595)	(3,134)	(1,651)
Acquisitions, net of cash acquired	(171)	(1)	(3,229)	(4,223)
Disposition of assets, net of current income taxes	7	35	28	35
Deferred amounts and other	(325)	(81)	(168)	(340)
Net cash used in investing activities	(1,724)	(642)	(6,503)	(6,179)

Financing Activities
Dividends on common shares	(167)	(129)	(577)	(546)
Distributions paid to non-controlling interests	(31)	(20)	(141)	(88)
Notes payable issued/(repaid), net	827	(600)	1,293	(46)
Long-term debt issued, net of issue costs	-	1,162	2,197	2,616
Reduction of long-term debt	(52)	(229)	(840)	(1,088)
Long-term debt of joint ventures issued	16	20	173	142
Reduction of long-term debt of joint ventures	(19)	(18)	(120)	(157)
Common shares issued, net of issue costs	1,132	14	2,384	1,711
Junior subordinated notes issued, net of issue costs	-	-	-	1,094
Preferred securities redeemed	-	-	-	(488)
Partnership units of subsidiary issued	-	-	-	348
Net cash provided by financing activities	1,706	200	4,369	3,498

Effect of Foreign Exchange Rate Changes on Cash
and Cash Equivalents	59	(4)	98	(50)

Increase in Cash and Cash Equivalents	556	249	804	105

Cash and Cash Equivalents
Beginning of period	752	255	504	399

Cash and Cash Equivalents
End of period	1,308	504	1,308	504

TRANSCANADA [25
FOURTH QUARTER REPORT 2008

Consolidated Balance Sheet

(unaudited)	December 31,	December 31,
(millions of dollars)	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	1,308	504
Accounts receivable	1,280	1,116
Inventories	489	497
Other	523	188
	3,600	2,305
Plant, Property and Equipment	29,189	23,452
Goodwill	4,397	2,633
Other Assets	2,228	1,940
	39,414	30,330

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable	1,702	421
Accounts payable and accrued liabilities	1,876	1,767
Accrued interest	359	261
Current portion of long-term debt	786	556
Current portion of long-term debt of joint ventures	207	30
	4,930	3,035
Deferred Amounts	1,719	1,107
Future Income Taxes	1,223	1,179
Long-Term Debt	15,368	12,377
Long-Term Debt of Joint Ventures	869	873
Junior Subordinated Notes	1,213	975
	25,322	19,546
Non-Controlling Interests
Non-controlling interest in PipeLines LP	721	539
Preferred shares of subsidiary	389	389
Other	84	71
	1,194	999
Shareholders' Equity	12,898	9,785
	39,414	30,330

TRANSCANADA [26
FOURTH QUARTER REPORT 2008

Consolidated Comprehensive Income

	Three months ended		Year ended
(unaudited)	December 31		December 31
(millions of dollars)	2008	2007	2008	2007
Net Income	277	377	1,440	1,223
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on
investments in foreign operations (1)	425	(8)	571	(350)
Change in gains and losses on hedges of investments
in foreign operations (2)	(486)	2	(589)	79
Change in gains and losses on derivative instruments
designated as cash flow hedges (3)	(100)	38	(60)	42
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to
prior periods (4)	1	6	(23)	42
Change in gains and losses on available-for-sale financial instruments (5)		-	2	-
Other Comprehensive Income/(Loss)	(158)	38	(99)	(187)
Comprehensive Income	119	415	1,341	1,036

(1) Net of income tax recovery of $61 million and $104 million for the three months and year ended December 31, 2008, respectively (2007 - $6 million and $101 million expense, respectively).
(2) Net of income tax recovery of $253 million and $303 million for the three months and year ended December 31, 2008, respectively (2007 - $1 million and $41 million expense, respectively).
(3) Net of income tax recovery of $65 million and $41 million for the three months and year ended December 31, 2008, respectively (2007 - $24 million and $27 million expense, respectively).
(4) Net of income tax expense of $1 million and recovery of $19 million for the three months and year ended December 31, 2008, respectively (2007 - $4 million and $23 million expense, respectively).
(5) Net of income tax expense of nil for the three months and year ended December 31, 2008.

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FOURTH QUARTER REPORT 2008

Consolidated Accumulated Other Comprehensive Income

(unaudited) (millions of dollars)	Currency Translation Adjustment	Cash Flow Hedges and Other	Total
Balance at December 31, 2006	(90)	-	(90)
Transition adjustment resulting from adopting new financial instruments standards (1)	-	(96)	(96)
Change in foreign currency translation gains and losses on investments in
foreign operations (2)	(350)	-	(350)
Change in gains and losses on hedges of investments in foreign operations (3)	79	-	79
Change in gains and losses on derivative instruments designated as cash flow
hedges (4)	-	42	42
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (5)	-	42	42
Balance at December 31, 2007	(361)	(12)	(373)
Change in foreign currency translation gains and losses on investments in
foreign operations (2)	571	-	571
Change in gains and losses on hedges of investments in foreign operations (3)	(589)	-	(589)
Change in gains and losses on derivative instruments designated as cash flow
hedges (4)	-	(60)	(60)
Reclassification to net income of gains and losses on derivative instruments
designated as cash flow hedges pertaining to prior periods (5)(6)	-	(23)	(23)
Change in gains and losses on available-for-sale financial instruments (7)		2	2
Balance at December 31, 2008	(379)	(93)	(472)

(1) Net of income tax recovery of $44 million.
(2) Net of income tax recovery of $104 million for the year ended December 31, 2008 (2007 - $101 million expense).
(3) Net of income tax recovery of $303 million for the year ended December 31, 2008 (2007 - $41 million expense).
(4) Net of income tax recovery of $41 million for the year ended December 31, 2008 (2007 - $27 million expense).
(5) Net of income tax recovery of $19 million for the year ended December 31, 2008 (2007 - $23 million expense).
(6) The net losses related to cash flow hedges reported in accumulated other comprehensive income that will be reclassified to net income in the next 12 months is estimated to be $62 million ($41 million net losses, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the actual amounts that will be reclassified will vary based on changes in these factors.

(7) Net of income tax expense of nil.

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FOURTH QUARTER REPORT 2008

Consolidated Shareholders’ Equity

(unaudited)	Year ended December 31
(millions of dollars)	2008	2007
Common Shares
Balance at beginning of period	6,662	4,794
Proceeds from shares issued under public offering, net of issue costs	2,363	1,683
Shares issued under dividend reinvestment plan	218	157
Proceeds from shares issued on exercise of stock options	21	28
Balance at end of period	9,264	6,662

Contributed Surplus
Balance at beginning of period	276	273
Issuance of stock options	3	3
Balance at end of period	279	276

Retained Earnings
Balance at beginning of period	3,220	2,724
Net income	1,440	1,223
Common share dividends	(833)	(731)
Transition adjustment resulting from adopting new financial instruments standards	-	4
Balance at end of period	3,827	3,220

Accumulated Other Comprehensive Income
Balance at beginning of period	(373)	(90)
Other comprehensive income/ (loss)	(99)	(187)
Transition adjustment resulting from adopting new financial instruments standards	-	(96)
Balance at end of period	(472)	(373)
	3,355	2,847
Total Shareholders' Equity	12,898	9,785

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FOURTH QUARTER REPORT 2008

Segmented Information

Three months ended December 31	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	1,233	1,212	1,099	977	-	-	2,332	2,189
Plant operating costs and other	(477)	(448)	(402)	(348)	(2)	(2)	(881)	(798)
Commodity purchases resold	-	(1)	(415)	(411)	-	-	(415)	(412)
Depreciation	(224)	(252)	(65)	(39)	-	-	(289)	(291)
	532	511	217	179	(2)	(2)	747	688
Financial charges and non-controlling interests	(200)	(165)	-	-	(150)	(59)	(350)	(224)
Financial charges of joint ventures	(15)	(12)	(6)	(6)	-	-	(21)	(18)
Interest income and other	13	7	3	2	(20)	19	(4)	28
Gains on sales of assets	-	-	-	16	-	-	-	16
Income taxes	(120)	(139)	(61)	(33)	86	59	(95)	(113)
Net Income	210	202	153	158	(86)	17	277	377

Year ended December 31	Pipelines		Energy		Corporate		Total
(unaudited - millions of dollars)	2008	2007	2008	2007	2008	2007	2008	2007
Revenues	4,650	4,712	3,969	4,116	-	-	8,619	8,828
Plant operating costs and other	(1,732)	(1,670)	(1,326)	(1,353)	(4)	(7)	(3,062)	(3,030)
Commodity purchases resold	-	(72)	(1,511)	(1,887)	-	-	(1,511)	(1,959)
Depreciation	(989)	(1,021)	(200)	(158)	-	-	(1,189)	(1,179)
	1,929	1,949	932	718	(4)	(7)	2,857	2,660
Financial charges and non-controlling interests	(782)	(793)	-	1	(291)	(248)	(1,073)	(1,040)
Financial charges of joint ventures	(49)	(52)	(23)	(23)	-	-	(72)	(75)
Interest income and other	73	52	6	10	13	90	92	152
Calpine bankruptcy settlements	279	-	-	-	-	-	279	-
Writedown of Broadwater LNG project costs	-	-	(41)	-	-	-	(41)	-
Gains on sales of assets	-	-	-	16	-	-	-	16
Income taxes	(548)	(470)	(260)	(208)	206	188	(602)	(490)
Net Income	902	686	614	514	(76)	23	1,440	1,223

Teleconference – Audio and Slide Presentation

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the fourth-quarter 2008 financial results and general developments and issues concerning the Company. Analysts, members of the media and other interested parties wanting to participate in the teleconference and webcast should phone (866) 225-6564 or (416) 641-6136 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

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FOURTH QUARTER REPORT 2008

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) February 10, 2009. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 3280776#. The webcast will be archived and available for replay on www.transcanada.com.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 Bcf of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Note: All financial figures are in Canadian dollars unless noted otherwise.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Cecily Dobson at (403) 920-7859 or (800) 608-7859.

Visit the TransCanada website at: http://www.transcanada.com.